[TIAA-CREF]

September 29, 2006

VIA EDGAR

Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Teachers Insurance and Annuity Association of America (the “Company”), on its own behalf and on behalf of TIAA Separate Account VA-3 (the “Separate Account”), hereby requests that the registration statement filed on Form N-4 (File No. 333-134820) be accelerated and declared effective on September 29, 2006, or as soon thereafter as is reasonably practicable.

TEACHERS INSURANCE AND ANNUITY
ASSOCIATION OF AMERICA

TIAA SEPARATE ACCOUNT VA-3

By:	/s/ Martha L. Wood
Name: Martha Wood
Title: Senior Counsel and Assistant Secretary